EXHIBIT 23.1


The Board of Directors and Shareholders
Nautilus Pipe & Rental Tool, Inc.:


We consent to the use of our report included herein dated April 17, 1997, with respect to the balance sheet of Nautilus Pipe & Rental Tool, Inc. as of December 31, 1996, and the related statments of operations and related earnings and cash flows for the year then ended.



KPMG PEAT MARWICK LLP

New Orleans, Louisiana
May 12, 1997